UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file Number: 0-14951

BUTLER INTERNATIONAL, INC. 401(k) PLAN
(Full name of plan)

BUTLER INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Maryland	06-1154321
(State or other jurisdiction of	(I.R.S Employer
incorporation or organization)	Identification No.)

New River Center, 200 East Las Olas Boulevard
Ft. Lauderdale, Florida, 33301
(Address of principal executive offices and zip code)

(954) 761-2200
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the year ended December 31, 2006, consists of audited financial statements of Butler International, Inc. 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005 and for the years then ended and the related supplemental schedules thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and in accordance with Item 4 of the sections of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and supplemental schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

BUTLER INTERNATIONAL, INC.
401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative Committee and Participants of the
Butler International, Inc. 401(k) Plan
Montvale, New Jersey

We have audited the accompanying statements of assets available for benefits of the Butler International, Inc. 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in assets available for benefits for the years ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of (1) assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

UHY LLP
New York, New York
September 6, 2007

BUTLER INTERNATIONAL, INC. 401(k) PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005
(in thousands)

	2006	2005

ASSETS
Investments:
Participant directed investments	$43,343	$39,796
Non-participant directed investments	2,562	4,262

Total investments	45,905	44,058

Receivables:
Employer contributions	407	176
Participant contributions	61	53

Total receivables	468	229

Assets available for benefits	$46,373	$44,287

The accompanying notes are an integral part of these financial statements

BUTLER INTERNATIONAL, INC. 401(k) PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 and 2005
(in thousands)

	2006	2005

Additions(deductions) to assets attributed to:
Investment income (loss):
Net (depreciation) appreciation in fair value of investments	$1,903	$(698)
Interest	53	50
Dividends	412	331

Net investment income (loss)	2,368	(317)

Contributions:
Participant	5,876	5,344
Employer	1,377	954

Total contributions	7,253	6,298

Total additions	9,621	5,981

Deductions from assets attributed to:
Benefits paid to participants	7,473	8,198
Administrative expenses	71	68
Other	(9)	(6)

Total deductions	7,535	8,260

Increase (decrease) in assets	2,086	(2,279)

Assets available for benefits:
Beginning of year	44,287	46,566

End of year	$46,373	$44,287

The accompanying notes are an integral part of these financial statements.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Tabular information in thousands)

1.	PLAN DESCRIPTION

The following description of the Butler International, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more detailed description.

General:

In November 1989, Butler International, Inc. (the “Company”) established the Plan, which was adopted by its wholly owned subsidiaries. The Plan is a continuation of the Butler Service Group, Inc. Investment Savings Plan and is designed to provide an incentive for employees of the Company to save regularly through payroll deductions and possible matching contributions by the Company. The Plan is a defined contribution plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).

The Plan is administered by the Employee Benefits Administrative Committee. This committee is comprised of up to three persons appointed by the Company’s Board of Directors. The trust department of an independent third-party bank is the Plan’s Trustee.

Contributions:

Generally, participants may contribute from 1% to 20%, in whole percentages, of eligible compensation to the Plan on a pretax basis through automatic payroll deductions (“elective deferral contributions”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Total participant contributions in any calendar year are limited to the applicable limit under Internal Revenue Code. The Plan also provides that certain limitations may be imposed on participant’s contributions in order to comply with statutory requirements. Other liabilities, if any, include refunds of excess contributions to highly compensated employees. Participants direct the investments of their contributions into various investment options offered by the Plan. The Plan currently offers mutual fund investment options as well as the Butler Stock Fund, which principally consists of the Company’s common stock. Participants may request changes to their elective deferral contribution rate or discontinue their contributions through the Plan’s voice response system. The changes or discontinuance will be effective as soon as it is administratively feasible.

The Company may make matching contributions or other additional discretionary contributions to the Plan in amounts determined by the Employee Benefits Administrative Committee. Any such contributions are allocated to the participants’ accounts as provided by the Plan and invested directly in the Butler Stock Fund or, as specified under a Sponsor’s customer contract, allocated in proportion to the elective deferral contributions. As of September 1, 2002, the Company suspended its matching program. On January 1, 2005, the Company re-instated its matching program and contributed $749,000 for the 2006 Plan year and $315,000 for the 2005 Plan year offset by forfeited non-vested accounts of $27,000 and $206,000, respectively. The Company made contributions of approximately $655,000 and $845,000 to the Plan in 2006 and 2005, respectively, in accordance with a Sponsor’s customer contract.

Participant Accounts:

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Tabular information in thousands)

Participant Loans:

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the vested portion of their account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate of Prime plus 1 percent. Principal and interest is paid ratably through payroll deductions. Loans must be repaid within an agreed period but no more than five years. However, if the loan is made for the purchase or construction of the participant’s principal place of residence, the repayment period may be longer than five years. Only one loan will be granted at a time and must be repaid in full before another loan can be requested.

Vesting:

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus the actual earnings thereon is based on years of service. The matching and discretionary contributions vest according to the following schedule:

Completed Years of Service	Percentage of Contribution Vested

Matching Contributions:

Less than 2 full years	0%
2 full years	20%
3 full years	40%
4 full years	60%
5 full years	80%
6 or more full years	100%
Discretionary Contributions:

Less than 3 full years	0%
3 or more full years	100%

A participant is also 100% vested if termination of employment is due to retirement after age 65, total disability or death.

Forfeited Accounts:

When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Generally, if the participant is rehired within five years, any amounts previously forfeited would be restored. Forfeitures are utilized to: (1) restore matching contribution balances of re-employed participants; (2) pay plan expenses; and (3) reduce the Company’s future contributions. At December 31, 2006 and 2005, remaining forfeited non-vested accounts totaled approximately $43,000 and $130,000. During 2006 and 2005, approximately $27,000 and $206,000 from forfeited non-vested accounts were used to reduce Company contributions.

Payment of Benefits:

On termination of services, a participant may elect to: (1) receive a lump-sum payment; (2) roll over funds to another qualified plan or an Individual Retirement Plan; or (3) defer receipt of funds that exceed $5,000 until April 1 following the later of the calendar year the participant reaches age 70½ or the calendar year of participant’s retirement. Participants may withdraw funds while employed only from accounts in which they are fully vested after attaining age 59 1/2. Prior to attaining age 59 1/2 a withdrawal may be made for financial hardship. Only one withdrawal may be requested during any Plan year for reasons other than financial hardship. The minimum amount available for a withdrawal is $500. If the participant has an outstanding loan, the amount of funds available for withdrawal may be limited. A participant will have a 100% vested interest in all accounts upon retirement at or after age 65, in the event of a permanent disability or in the event of death prior to termination of employment. Upon termination of employment, the value of the vested accounts will be paid in a lump sum.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Tabular information in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared on the accrual basis of accounting and are presented in accordance with the financial reporting requirements of ERISA.

Payment of Benefits

Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2006 and 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments except for the collective trust fund. Investments in the collective trust fund are stated at estimated fair values, which have been determined based on the unit values of the funds. The bank sponsoring the collective trust fund determines the unit value by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses

Administrative expenses of the Plan are allocated to Plan participants and paid by the Plan’s sponsor as specified in the Plan Document.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Tabular information in thousands)

3.	INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s assets at December 31, 2006 and 2005:

	2006

	Stable Value Fund, - 281,348 shares	$10,733
**	Dryden Stock Index Fund - Class Z, 134,321 shares	4,228
	Templeton Foreign Fund - Class A, 307,694 shares	4,197
	MFS Emerging Growth Fund - Class A - 105,238 shares	3,931
	Aim Balanced Fund Class A, - 201,454 shares	2,671
*	Butler Stock Fund - 1,243,727 shares	2,562
	Growth Fund of America - 74,644 shares	2,454
	Fidelity Advisor Growth Opportunities Fund - 66,446 shares	2,308

	2005

	Stable Value Fund, - 296,756	$10,874
*	Butler Stock Fund, - 1,272,117	4,262
	MFS Emerging Growth Fund - Class A, 120,566 shares	4,187
**	Dryden Stock Index Fund - Class Z, 134,479 shares,	3,732
	Templeton Foreign Fund - Class A, 274,966 shares	3,487
	AIM Balanced Fund - Class A, 224,174 shares	2,746
	Fidelity Advisor Growth Opportunities Fund - 70,755 shares	2,343

*	Nonparticipant directed and party-in-interest
**	Party-in-interest

The Plan’s investments (including gains and losses on investment brought and sold, as well as held during the year) appreciated / (depreciated) in value by approximately as follows:

Years ended December 31,	2006	2005
Mutual funds	$3,488	$1,875
Common stock	(1,585)	(2,573)

	$1,903	($698)

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Tabular information in thousands)

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the assets and the significant components of changes in assets relating to the nonparticipant-directed investments as of December 31, 2006 and 2005, and for the years then ended, is as follows:

	2006	2005

Net Assets:
Butler Stock Fund	$2,562	$4,262

Changes in net assets:
Contributions	$571	$649
Interest & other	8	5
Net appreciation / (depreciation)	(1,585)	(2,573)
Benefits paid to participants	(351)	(598)
Administrative expenses	(1)	(1)
Transfer from participant-directed investments	(342)	(378)

Net change	(1,700)	(2,896)
Butler Stock Fund - beginning of year	4,262	7,158

Butler Stock Fund - end of year	$2,562	$4,262

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated December 9, 2002, that the Plan and related trust, as amended through February 5, 2002, are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential Bank and Trust Company (“Prudential”). Prudential is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. For the years ended December 31, 2006 and 2005, fees paid by the Plan for administrative services amounted to approximately $71,000 and $68,000, respectively, which includes application and processing fees for participant loans. Fees paid by the Plan for other investment management services are deducted from income earned on a daily basis on each fund and are not separately reflected. Officers and employees of the Company perform certain administrative functions for the Plan. No such officer or employee receives compensation from the Plan. At December 31, 2006 and 2005, the Plan held 1,243,727 and 1,272,117 shares, respectively, of common stock of Butler International, Inc., the sponsoring employer, with a cost basis of $5,608,904 and $6,227,932, respectively. These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the IRC and the rules and prohibited transactions of ERISA.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA. In the event the Plan is terminated, all participants will be 100% vested in all their accounts and benefits will be paid strictly under the terms of the Plan. The Pension Benefit Guaranty Corporation does not insure benefits under defined contribution plans of the 401(k) type.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Tabular information in thousands)

8.	SUBSEQUENT EVENTS

Plan Sponsor-The following transactions and events were entered into by the Plan Sponsor (The Sponsor) as indicated below

                    On April 4, 2006, The Sponsor announced a delay in the filing of our annual report on Form 10-K for the fiscal year ended December 25, 2005. The Sponsor also announced that during the preparation of the consolidated financial statements for fiscal year 2005 and during the review of the third quarter 2005 financial data, management identified several tax and prior year balance sheet accounting issues that may lead to a restatement of the previously issued consolidated financial statements. On April 7, 2006, The Sponsor received a notice of delisting from NASDAQ as a result of noncompliance with Marketplace Rule 431C (14) regarding timely filed financial statements. The delisting became effective April 11, 2006. On April 13, 2006, the Audit committee of the Board of Directors, after consultation with management, announced that certain non-cash adjustments would be required for the consolidated financial statements and therefore, previously issued annual and quarterly consolidated financial statements through June 26, 2005 should no longer be relied upon.

                    Debt Agreements

                    The Sponsor has received quarterly amendments to its debt agreements with GECC. As part of one amendment with GECC extending the debt maturities, The Sponsor was required to increase its quarterly loan payments from $1 million to $2 million. The Sponsor has made all required increased payments since October 2005. The increased loan payments have reduced the availability of credit under its working capital revolver with GECC.

                    On September 29, 2006, The Sponsor entered into a Thirteenth Amendment to Credit Agreement with GECC, pursuant to which the termination date of the credit facility was extended from October 1, 2006 to October 31, 2006.

                    On October 31, 2006, The Sponsor entered into a Fourteenth Amendment to Credit Agreement with GECC whereby the termination date of the credit facility and term loans was extended from October 31, 2006 to April 30, 2007. In addition, The Sponsor agreed to issue to GECC (a) 25,000 shares of common stock on September 30, 2005, (b) 35,000 shares of common stock on December 30, 2005, (c) 40,000 shares of common stock on February 28, 2006, (d) 10,000 shares of common stock on March 31, 2006, and on each month-end date ending thereafter until October 31, 2006, and (e) 25,000 shares of common stock on November 30, 2006 and on each month-end date ending thereafter until the Commitment Termination Date.

                    On December 15, 2006, The Sponsor entered into a Fifteenth Amendment to Credit Agreement with GECC, whereby the termination date of the credit facility and term loans was extended from April 30, 2007 to June 30, 2007.

                    On April 30, 2007, The Sponsor entered into a Sixteenth Amendment and Limited Waiver to Credit Agreement with GECC, whereby GECC waived defaults and events of defaults arising from The Sponsor’s’s failure to deliver financial statements, certifications, statements and other reporting requirements as agreed.

                    Securities Purchase Agreement

                    On June 30, 2006, The Sponsor entered into a Securities Purchase Agreement (“Securities Purchase Agreement) for $35 million of senior and subordinated debt financing with Levine Leichtman Capital Partners III, L.P. (“LLCP”). Under the terms of the Securities Purchase Agreement, $2.5 million of the $35 million was funded on June 30, 2006, with the remaining $32.5 million to be funded when The Sponsor completed the filings of its restated and delinquent Securities and Exchange Commission (“SEC”) reports and satisfy other customary closing conditions.

                    Pursuant to the first funding of the Securities Purchase Agreement, The Sponsor issued to LLCP an unsecured note in the original principal amount of $2.5 million (the “Unsecured Note”) with a 15% interest rate and a maturity date of August 14, 2006. Also in connection with the $35 million Securities Purchase Agreement, The Sponsor granted LLCP the right to purchase an aggregate of 1,041,254 shares of the its common stock pursuant to a warrant (the “Warrant”) which is exercisable for a period of ten years at an exercise price of $2.13 per share. The common shares that are issuable upon conversion of the Warrants are covered by a Registration Rights Agreement (the “Registration Rights Agreement”). When the $35 million funding is completed, The Sponsor will have outstanding to LLCP $10 million aggregate principal amount of Secured Senior Term Notes with an interest rate of LIBOR plus 6.75% and $25 million aggregate principal amount of Secured Senior Subordinated Notes with an interest rate of

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Tabular information in thousands)

LIBOR plus 9.75%, both with a maturity date of June 30, 2011. Pursuant to the terms of a Letter Agreement with LLCP, The Sponsor have agreed to pay an increased rate of interest on these Term Notes and Subordinated Notes if The Sponsor has not paid at least $7 million of indebtedness to LLCP by March 34, 2007.

                    The Sponsor repaid $1 million of the $2.5 million Unsecured Note on August 14, 2006. The remaining $1.5 million was repaid on August 25, 2006.

                    On October 6, 2006, The Sponsor announced the termination of the Securities Purchase Agreement with LLCP.

                    On December 27, 2006, The Sponsor, along with certain of its subsidiaries and principal shareholders, entered into a Settlement Agreement and Mutual Release with LLCP, in full and final settlement of litigation between the parties. The agreement provides for a payment by The Sponsor to Levine Leichtman in the sum of $1,265,000, which was paid in full, as provided for in the Securities Purchase Agreement dated June 30, 2006 among Levine Leichtman, The Sponsor and certain of its subsidiaries. The agreement also confirmed the termination of the warrant for the purchase of 1,041,254 shares of Common Stock that The Sponsor had issued to Levine Leichtman

                    Sale of Preferred Stock

                    On December 21, 2006, The Sponsor announced the closing on the sale to certain institutional and non-institutional investors (the “Investors”) of $8,500,000 in shares of Series A 7% Preferred Stock (the “Shares”) and warrants to purchase 2,125,000 shares of The Sponsor’s Common Stock at $2.00 per share in a private placement (the “Offering”). The warrants are callable under certain circumstances. Each share of Preferred Stock, along with warrants to purchase 250 shares of The Sponsor’s Common Stock, was issued at a price of $1,000. The Preferred Stock shares are not convertible into Common Stock.

                    In connection with the Offering, The Sponsor entered into a Registration Rights Agreement with the Investors, pursuant to which the Sponsor granted the Investors certain registration rights with respect to the Shares. The Shares sold to the Investors have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements. In connection with the offering as well, The Sponsor retired $6 million in long-term debt with GECC and applied the remainder $2.5 million towards the Revolving Credit Facility, also with GECC.

                    On August 29, 2007, The Sponsor obtained a $23.0 million term loan (the “Monroe Term Loan”) from Monroe Capital Management Advisors LLC. The proceeds of the Monroe Term Loan were used to pay off the existing term loan with GECC, to pay off a portion of the existing revolving credit facility with GECC (the “Senior Revolving Loan”), to provide cash collateral for an existing letter of credit, and to provide additional working capital for BSG and its subsidiaries. The Monroe Term Loan matures at the earliest of August 29, 2012, but no longer than the maturity date of the Senior Revolving Loan, or July 1, 2011 unless all outstanding shares of the Registrant’s Series A Preferred Stock (“Series A Preferred Stock”) have been redeemed prior to such date. The Monroe Term Loan bears interest at the per annum rate of LIBOR plus 4.25% to 6.0%. The interest rate may also be adjusted depending upon the syndication of the Monroe Term Loan. No warrants were issued in connection with the term loan.

                    Additionally, the term loan is subject to the lien of The Sponsor’s secured lender, GECC, with whom The Sponsor has also reached an agreement to extend the maturity date its secured line of credit of $45 million to February 1, 2008.

BUTLER INTERNATIONAL, INC. 401 (k) PLAN
PLAN SPONSOR: BUTLER INTERNATIONAL, INC.
PLAN SPONSOR EIN: 22-1712289
PLAN NUMBER: 010

FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006 PART IV

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost	(e) Current value

*	Prudential Mutual Funds	Jennison Blend Fund A - 45,377 shares	**	$884,389
*	Prudential Mutual Funds	Dry Govt income Fund FD A - 116,522 shares	**	1,024,228
*	Prudential Mutual Funds	Dryden Stock Index Fund Z - 134,321 shares	**	4,228,431
*	Prudential Mutual Funds	Dry Glob Total Ret A- 66,465 shares	**	445,315
*	Prudential Mutual Funds	Dryden High Yield Fund A - 126,794 shares	**	735,402
*	Prudential Mutual Funds	Dry Inter Equ A - 115,578 shares	**	1,027,488
	Seligman Hend Global SM Com	Seligman Hend Glob Sm Com - 60,272	**	1,035,481
	Aim Basic Balanced A	Aim Basic Balanced A - 201,454 shares	**	2,671,275
	Allianz OCC Renaissance A	Allianz OCC Renaissance A - 74,567 shares	**	1,553,233
	Alli Bern Sm Cap Gr Fd A	Alli Bern Sm Cap Gr Fd A - 25,330 shares	**	685,427
	MFS Emerging Grow FD A	MFS Emerging Grow FD A - 105,238 shares	**	3,930,648
	Van Kamp Equity Inco A	Van Kamp Equity Inco A - 212,261 shares	**	1,935,822
	Fid Adv Val Strategies T	Fid Adv Val Strategies T - 63,050 shares	**	1,914,842
	Fid Adv Grow Opp	Fid Adv Grow Opp - 66,446 shares	**	2,307,657
	Growth Fund of America	Growth Fund of America - 74,644 shares	**	2,453,556
	Templeton Foreign Fund A	Templeton Foreign Fund A- 307,694 shares	**	4,196,950
	Drey Prem Core Val A	Drey Prem Core Val A - 24,095 shares	**	771,286
	Wells Fargo Bank, Minnesota, N.A.	Pru Stable Value FD 65 - 281,348 shares	**	10,733,011
*	The Prudential Insurance Company of America	AP Fund - 213 shares	**	170
*	Butler International, Inc.	Common Stock - 1,243,727 shares	5,608,904	2,562,077
*	Participant Loans	Interest rates ranging from 5.0% to 10.5%; maturity dates ranging from February 2007 to December 2036	—	807,971

				$45,904,659

BUTLER INTERNATIONAL, INC. 401(k) PLAN
SIGNATURE

          Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BUTLER INTERNATIONAL, INC.

(Registrant)

September 17, 2007	By: /s/ Mark Koscinski

Mark Koscinski
Principal Accounting Officer